UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2002

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From ______ to ______

Commission File Number

RETIREMENT SAVINGS PLAN FOR THE EMPLOYEES OF DEL WEBB CORPORATION
(Full title of the plan)

PULTE HOMES, INC.

(Exact name of Issuer as specified in charter)

100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, MI 48304
(248) 647-2750
(Address, including zip code, and telephone number and
area code, of Issuer’s principal executive offices)

Dated: June 27, 2003

REQUIRED INFORMATION

4. Financial Statements and Supplemental Schedules for the Plan

The Retirement Savings Plan for the Employees of Del Webb Corporation (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements and supplemental schedule as of December 31, 2002 and 2001 and for the year ended December 31, 2002, have been examined by Ernst & Young LLP, Independent Auditors, and their report is included herein.

EXHIBITS

23	Consent of Independent Auditors, Ernst & Young LLP

99.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

FINANCIAL STATEMENTS AND SCHEDULE

Retirement Savings Plan for the Employees of Del Webb Corporation

As of December 31, 2002 and 2001 and for the year ended December 31, 2002 with Report of Independent Auditors

Retirement Savings Plan for the
Employees of Del Webb Corporation

Financial Statements and Schedule
As of December 31, 2002 and 2001 and for the year ended December 31, 2002

Report of Independent Auditors

Board of Directors
Retirement Savings Plan for the Employees of Del Webb Corporation

We have audited the accompanying statements of net assets available for plan benefits of the Retirement Savings Plan for the Employees of Del Webb Corporation (the “Plan”) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Retirement Savings Plan for the Employees of Del Webb Corporation as of December 31, 2002 and 2001, and the changes in its net assets available for plan benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Detroit, Michigan
June 18, 2003

Retirement Savings Plan for the
Employees of Del Webb Corporation

Statements of Net Assets Available for Plan Benefits

	December 31

	2002	2001

Investments, at fair value	$53,048,247	$64,104,772
Receivables:
Employee contributions	21,143	455,453
Employer contributions	12,481	246,068

Total receivables	33,624	701,521

Net assets available for plan benefits	$53,081,871	$64,806,293

See accompanying notes.

Retirement Savings Plan for the
Employees of Del Webb Corporation

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions:
Contributions:
Employee	$6,302,629
Employer	3,028,942

9,331,571
Investment income:
Interest and dividends	782,253
Interest income on participant loans	64,360

846,613

Total additions	10,178,184

Deductions:
Distributions to participants	(12,489,645)
Net realized and unrealized depreciation in fair value of investments	(8,913,259)
Transfer of assets (Note 1)	(485,632)
Administrative and other expenses	(14,070)

Total deductions	(21,902,606)

Net decrease	(11,724,422)
Net assets available for plan benefits at beginning of year	64,806,293

Net assets available for plan benefits at end of year	$53,081,871

See accompanying notes.

Retirement Savings Plan for the
Employees of Del Webb Corporation

Notes to Financial Statements

1. Description of Plan

The following description of the Retirement Savings Plan for the Employees of Del Webb Corporation (the “Plan”) provides only general information. Participants should refer to the Plan documents for more complete information. Del Webb Corporation (“Company”) is a wholly-owned subsidiary of Pulte Homes, Inc. (“Pulte”).

General and Eligibility

The Plan is a defined contribution plan and covers all eligible employees of participating affiliates of the Company who are 21 years of age or older. Terms of the agreement provide for covered employees to become participants generally after completion of six months of service. The Plan excludes any employee covered by a collective bargaining agreement negotiated in good faith with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

During 2002, the employees of Del Webb Mortgage Corporation, a subsidiary of the Company, became employees of Pulte Mortgage LLC, a subsidiary of Pulte. In connection with this merger, Del Webb Mortgage Corporation became a participating employer under the Pulte Homes, Inc. 401(k) Plan and a trustee-to-trustee transfer of $485,632 of assets into the Pulte Homes, Inc. 401(k) Plan was executed for the Del Webb Mortgage Corporation employees.

Trustee

Plan assets are held and investment transactions are executed by Fidelity Management Trust Company, as Trustee and Recordkeeper.

Administration of the Plan

The Plan is administered by a Benefits Advisory Committee (the “Committee”), which is appointed by the Board of Directors of the Company. As administrator of the Plan, the Committee is responsible for the general administration of the Plan and interpreting the Plan’s provisions. In the event the Committee is disbanded for any reason, the Company will act as administrator of the Plan.

Retirement Savings Plan for the
Employees of Del Webb Corporation

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Contributions

Participants may make pretax contributions to the Plan from 2% of their covered compensation up to a maximum percentage subject to the annual deferral limits set forth by the Internal Revenue Code of $11,000 for 2002. If participants make pretax contributions, the Company will provide a matching contribution. For the year ended December 31, 2002, the Company matched 100% of the participant’s first 3% of pretax compensation contributed and 50% of the next 2% of pretax compensation contributed.

The Plan also allows the Company to make a special contribution to the Plan. The allocation of the special contribution may exclude any participant eligible for the Company’s Deferred Compensation Plan or any other Company incentive compensation plan. No such special contributions were made in 2002.

Annual contributions for each participant are subject to participation and discrimination standards of Internal Revenue Code Section 401(k)(3).

Participant Accounts

The Plan allows for each participant to control the allocation of their assets between the various investment funds and make changes to this allocation at any time. Each participant’s account is credited with the participant’s contribution, the Company matching contribution and an allocation of (a) the Company special contribution, if any, (b) plan earnings, and (c) administrative expenses. Allocations are based on participant earnings or account balance, as defined in the Plan documents. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Contributions may be invested in one or more of the following investment options provided by the Plan: Vanguard Institutional Index Fund, Fidelity BrokerageLink Money Market, Fidelity Retirement Money Market Fund, Fidelity Balanced Fund, Fidelity Blue Chip Growth Fund, Fidelity Low-Priced Stock Fund, Fidelity Dividend Growth Fund, Fidelity Diversified International Fund, Fidelity Freedom Income Fund, Fidelity Freedom 2000 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2030 Fund, Fidelity Freedom 2040 Fund, Fidelity Managed Income Portfolio Fund, Fidelity U.S. Bond Index Fund and the Pulte Homes, Inc. Common Stock Fund.

Retirement Savings Plan for the
Employees of Del Webb Corporation

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Vesting

Participants become 100% vested in their contributions, as well as employer contributions made on their behalf, on the date of contribution.

Benefits

Benefits are payable upon termination of employment, retirement, death, disability, election at age 59-1/2 or termination of the Plan. Participants can receive a lump sum distribution or installment payments for up to a ten-year period. On termination of service, distribution of balances in excess of $5,000 may be deferred until normal retirement age. Participants may withdraw from their account as set forth in the provisions of the Plan documents.

Participant Loans

Generally, participants may borrow up to 50% of their account balance subject to a minimum loan of $1,000 and a maximum loan of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months. Each loan shall bear an interest rate equal to the average rate on certificates of deposit with maturities equivalent to the length of the loan at the beginning of the month the loan is made. The duration of the loans are subject to a minimum term of 12 months and a maximum term of 54 months.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will remain fully vested.

Administrative and Other Expenses

Other than loan origination fees and trustee fees, which are paid by the Plan, administrative expenses of the Plan are paid directly by the Company.

Party-in-Interest

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

Retirement Savings Plan for the
Employees of Del Webb Corporation

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

The following are significant accounting policies followed by the Plan:

Investment Valuation—Investments in money market instruments are carried at cost which approximates fair value. Investments in mutual funds and Pulte stock are carried at fair value based on quoted market prices. Interest income is recorded on the accrual basis. Dividends are recorded when declared.

Management Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and additions and deductions during the reporting period. Actual results could differ from those estimates.

3. Investments

During 2002, the Plan’s investments (including investments purchased, sold and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Net Realized and
Unrealized
Appreciation/
(Depreciation) in
Fair Value of
Investments

Investments:
Pulte Homes, Inc. Common Stock Fund	$269,157
Fidelity Growth and Income Fund	(1,483,279)
Fidelity Magellan Fund	(2,644,257)
Fidelity Spartan U.S. Equity Index Fund	(691,513)
Fidelity Puritan Fund	(665,749)
Janus Mercury Fund	(1,403,953)
Janus Worldwide Fund	(809,959)
Other Funds	(1,483,706)

Net depreciation of investments	$(8,913,259)

Retirement Savings Plan for the
Employees of Del Webb Corporation

Notes to Financial Statements (continued)

3. Investments (continued)

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	Fair Value as of	Fair Value as of
	December 31	December 31
	2002	2001

Investment:
Fidelity Dividend Growth Fund	$17,652,530	$—
Fidelity Retirement Money Market Fund	9,453,076	8,866,832
Fidelity Balanced Fund	5,541,987	—
Fidelity Blue Chip Growth Fund	4,741,559	—
Fidelity U.S. Bond Index Fund	4,597,061	—
Pulte Homes, Inc. Common Stock Fund	4,365,181	3,468,598
Fidelity Puritan Fund	—	5,978,122
Fidelity Magellan Fund	—	11,355,999
Fidelity Contra Fund	—	3,955,633
Fidelity Growth & Income Fund	—	7,969,339
Fidelity Intermediate Bond Fund	—	3,556,968
Janus Mercury Fund	—	5,198,670
Janus Worldwide Fund	—	3,315,914

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 9, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. As discussed in Note 5, subsequent to applying for this determination letter, but prior to issuance of the determination letter, the Plan was amended and merged with the Pulte Homes, Inc. 401(k) Plan. The merged plan has applied for, but has not received, a new determination letter qualifying the Plan under this provision. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Retirement Savings Plan for the
Employees of Del Webb Corporation

Notes to Financial Statements (continued)

5. Subsequent Events

Effective January 1, 2003, the Plan was merged with the Pulte Homes, Inc. 401(k) Plan (“Pulte 401(k) Plan”). Subsequently, all participant accounts from the Plan were transferred to the Pulte 401(k) Plan. In conjunction with this merger, the investment mediums offered by the Plan were also aligned with the investment options offered by the Pulte 401(k) Plan and the assets of several previous investments were transferred to other funds that were to be offered by the Pulte 401(k) Plan. Participants should refer to the Pulte 401(k) Plan documents for complete information regarding the guidelines of this plan.

Schedule

Retirement Savings Plan for the
Employees of Del Webb Corporation
EIN: 86-0077724
Plan Number: 042

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2002

	Identity of Issuer,	Description of Investment, Including
	Borrower, Lessor	Maturity Date, Rate of Interest		Current
	or Similar Party	Collateral, Par or Maturity Value	Cost	Value

*	Fidelity Investments	BrokerageLink Money Market holdings	**	$730,431
*	Pulte Homes, Inc.	Pulte Homes, Inc. Common Stock Fund, 183,949 units	**	4,365,181
	Vanguard Group	Vanguard Institutional Index Fund, 28,188 shares	**	2,267,780
*	Fidelity Investments	Fidelity Balanced Fund, 417,004 shares	**	5,541,987
*	Fidelity Investments	Fidelity Blue Chip Growth Fund, 148,452 shares	**	4,741,559
*	Fidelity Investments	Fidelity Low-Price Stock Fund, 48,957 shares	**	1,232,089
*	Fidelity Investments	Fidelity Diversified International Fund, 18,571 shares	**	318,684
*	Fidelity Investments	Fidelity Dividend Growth Fund, 790,884 shares	**	17,652,530
*	Fidelity Investments	Fidelity Freedom Income Fund, 5,081 shares	**	53,849
*	Fidelity Investments	Fidelity Freedom 2000 Fund, 8,957 shares	**	98,614
*	Fidelity Investments	Fidelity Freedom 2010 Fund, 19,657 shares	**	224,876
*	Fidelity Investments	Fidelity Freedom 2020 Fund, 32,324 shares	**	343,924
*	Fidelity Investments	Fidelity Freedom 2030 Fund, 36,130 shares	**	369,968
*	Fidelity Investments	Fidelity Retirement Money Market Fund, 9,453,076 shares	**	9,453,076
*	Fidelity Investments	Fidelity U.S. Bond Index, 408,992 shares	**	4,597,061
*	Participant loans	Interest rates range from 3.55% to 6.61%		1,056,638

				$53,048,247

*	Party in interest

**	Participant-directed investments, cost information is omitted

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, the registrant who administers the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RETIREMENT SAVINGS PLAN FOR THE EMPLOYEES OF DEL WEBB CORPORATION

June 27, 2003	By:	/s/ Roger A. Cregg

Roger A. Cregg
Executive Vice President and Chief Financial Officer of Pulte Homes, Inc.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

EX-23	Consent of Independent Auditors, Ernst & Young LLP

EX-99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

EX-99.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002